FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of January 2003.
Total number of pages: 80.
The exhibit index is located on page 1.

NIDEC CORPORATION

(Translation of registrant’s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __

No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

On January 21, 2003,  Nidec Corporation files its Interim Report (“hanki-houkokusho”) for the six months ended September 30, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Interim Report Based on Japan G.A.A.P (“hanki-houkokusho”) of,  Nidec Corporation and its subsidiaries.

 Page Number

 2

(Translation in English)
Document submitted:	Interim Report
Submitted to:	MOF, Kanto Local Finance Bureau
Submission date:	December 16, 2002
Financial Period:	From April 1 to September 30, 2002
Submitter:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Head quarter’s address:	10 Tsutsumisoto-cho, Nishikyogoku Ukyo-ku, Kyoto, Japan
Phone:	(075)-316-1771
Contact address:	10 Tsutsumisoto-cho, Nishikyogoku Ukyo-ku, Kyoto, Japan
Contact person:	Tadayoshi Sano, Director Accounting Department
Phone:	(075)-316-1771
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

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Chapter 1  Corporate Profile

Section 1  Highlight information

1. Financial highlights

(1) Consolidated Financial Highlight ( ¥ Million except per share amount, %, and number of employees)

	Financial period ended September 30,			Financial period ended March 31,
	2000	2001	2002	2001	2002
Sales (1)	98,179	135,174	146,724	249,238	281,069
Recurring income	6,584	5,041	6,322	18,795	17,658
Net income	3,571	1,014	2,616	9,956	6,461
Shareholders’ equity	74,937	80,424	88,212	82,175	89,551
Total assets	240,965	283,392	295,128	305,677	299,013
Shareholders’ equity per share (¥)	1,180.65	1,265.47	1,387.74	1,293.10	1,408.87
Net income per share (common)(¥) (2)	61.38	15.96	41.17	163.65	101.67
Net income per share(diluted) (¥) (2)	58.15	15.57	39.41	154.86	97.09
Shareholders’ equity / total assets	31.1%	28.4%	29.9%	26.9%	29.9%
Net cash provided by operating activities	6,865	3,152	11,751	17,073	28,758
Net cash used in investing activities	(10,144)	(12,457)	(14,246)	(4,897)	(25,155)
Net cash used in or provided by financing activities	2,435	(2,099)	(1,590)	5,138	(3,664)
Cash and cash equivalents at end of period	31,463	40,372	47,560	51,925	53,586
Number of employees	22,368	34,099	37,443	30,147	35,115
(Add temporary workers)	(5,737)	(3,704)	(5,607)	(4,677)	(5,162)

Note (1) Consumption taxes are excluded from sales amount.

(2) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec Corporation) All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000.

(3) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended September 30, 2002.

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(2) Non-consolidated (¥ Million except dividend per share, %, number of employees)

	Financial period ended September 30,			Financial period ended March 31,
	2000	2001	2002	2001	2002
Sales (1)	46,173	53,202	66,153	99,605	124,884
Recurring income	3,301	3,805	4,033	8,336	11,242
Net income	2,423	2,557	2,874	5,421	7,316
Capital	26,382	26,458	26,473	26,454	26,468
Common stock outstanding (thousand)	63,471	63,552	63,568	63,549	63,563
Shareholders’ equity	76,359	80,272	87,050	78,941	84,624
Total assets	138,302	153,343	166,650	154,285	165,253
Dividend per share (2)	7.5	15	10	20	25
Shareholders’ equity / Total assets	55.2%	52.3%	52.2%	51.2%	51.2%
Number of employees	966	997	1,143	939	966
(Add temporary worker)	(208)	(240)	(183)	(41)	(219)

Note (1) Consumption taxes are excluded from sales amount.

(2) Dividend for the period ended September 30, 2001 includes ¥5 of commemorative dividend related to listing on New York Stock Exchange.

2. General Information About Business

[The Nidec Group is comprised of Nidec Corporation (“Nidec”), 51 consolidated subsidiaries and 5 affiliates with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and power supplies and Other, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out both domestically and overseas in the areas of product development, manufacturing and sales. Appropriate distribution networks as well as other services have been established for each business.]

A change in business operations occurred among the group companies (Nidec Corporation and its subsidiaries) during the consolidated interim period ended September 30, 2002, as follows:

<Machinery and power supplies>

Nidec America Corporation sold its Power Supply Division to Ault Incorporated (Headquartered in Minneapolis, Minnesota) in July 2002. The Nidec group herewith disengaged from the business of manufacturing and selling of power supply equipment.

3. Subsidiaries and Affiliates

In the period ended September 30, 2002, the following subsidiaries were excluded from consolidation.

Name	Address	Capital	Business segment	Remarks
Nidec Electronics Corporation	Tottori city, Tottori Prefecture, Japan	¥480 million	Small precision motors, Mid-size motors	Merged into Nidec Corporation on April 1, 2002
Nidec Potrans Corporation	Shinagawa-ku, Tokyo, Japan	¥10 million	Machinery and power supplies	Because our share of ownership and voting rights were lowered

#

4. Employees

(1) Number of employees (Consolidated)

      As of September 30, 2002

Business segment	Number of employees	Average number of casual workers
Small precision motors	26,154	3,648
Mid-size motors	4,053	428
Machinery and power supplies	1,435	71
Other	5,661	1,450
Corporate	140	10
Total	37,443	5,607

Note 1. “Average number of casual workers” is the average number of workers for the six months ended September 30, 2002, and it is not included in the “Number of employees” above.

2. “Corporate” indicates employees working for common administrative business of the group that cannot be allocated to a specific business segment.

(2) Number of employees (Non-consolidated)   (As of September 30, 2002)

Number of employees: 1,143

Average number of casual workers: 183

Note 1. “Average number of casual workers” is the average number of workers for the six months ended September 30, 2002, and it is not included in the “Number of employees” above.

2. An increase of 177 employees from March 31, 2002 was due to an increase caused by the merger of Nidec Electronics Corporation, and the new employees joined the company on April 1, 2002.

(3) Labor union

Nothing significant to be reported.

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Section 2  Business Results

1. Overview

(1) Business Results

Fiscal 2002 began with an expectation of U.S. economic recovery. The initial sign of slow but steady turnaround seen at the beginning of the fiscal year immediately diminished with subsequent downturns. The global economic picture today appears to be increasingly negative. Another contributing drawback is a series of recent accounting scandals involving major U.S. corporations that dampened prospects for economic recovery against the background of deflationary concerns regarding the U.S. and E.U. markets. The Japanese economy has also suffered from an accelerated deflationary spiral without specific governmental measures to revive the economy. Due to such a harsh business environment, the information and communication industry has stagnated with a need for repeated inventory adjustments slower than expected given the absence of any real rise in mind demand. With respect to 3.5-inch hard disk drive (“HDDs”), the shift to FDB (Fluid Dynamic Bearing) motors has been somewhat slower than expected because of difficulties adapting the technology to high-storage HDDs that use magnetic heads. On the other hand, demand for motors used in HDDs and DVD players that use optical drives has been relatively strong and demand has continued for products in growth markets such as video game consoles and CPU cooling fans. The markets for shutters, automobile parts and related products also remain strong. In contrast, the demand for mid-size motors used in home appliances and industrial equipment, as well as the parts business which is heavily dependent on capital investment-related needs, has continued to suffer from a drop in both domestic and international demand.

Total consolidated net sales increased 8.5% over the six-month period ended September 30, 2001, to ¥146,724 million, for the six-month ended September 30, 2002. Total consolidated operating income increased 66.9% over the six-month period ended September 30, 2001, to ¥10,333 million, for the six months ended September 30, 2002. Recurring profit increased 25.4% to ¥6,322 million compared with the six-month period ended September 30, 2001. Net income amounted to ¥2,616 million which increased by 158.0% relative to the six months ended September 30, 2001.

Business results by segment are as follows:

(Small Precision Motors)

Net sales of this segment increased approximately ¥15,000 million, or 21.9%, over the six-month period ended September 30, 2001, to ¥83,604 million for the six-month period ended September 30, 2002. During the six-month period ended September 30, 2002, sales of motors for HDD increased 16.9%, to ¥47,221 million, as unit sales increased 20.5%. Yen-based unit price decreased by approximately 3%. Because the yen exchange rate for the six months ended September 30, 2002, dropped by less than 1% against the US dollar during the same period, the U.S. dollar-based unit prices also were deemed to decrease by approximately 4%.

Net sales of other DC motors, including CD-R/RW, DVD, rose 37.2% compared with the six months ended September 30, 2001, to ¥12,308 million, surpassing the rate of increase in HDD motor sales. Furthermore, unit sales increased at even a higher rate of approximately 56% while the average unit price fell 12%, which also reflects the effects of a change in the composition of sales with a greater percentage of low-end products. Since the outstanding sales increase that occurred during the three-month period ended December 31, 2001, our sales results have remained relatively stable.

Net sales of fan motors increase by 42.8%, to ¥15,540 million compared with the same period of the previous year, mainly due to increased demand for fan motors used in microprocessor cooling units and video game consoles.

Net sales of other small precision motors amounted to ¥8,536 million for the six months ended September 30, 2002, demonstrating a slight increase relative to the same period of the previous year, primarily due to sluggish growth in sales of brushed DC motors and Nidec Copal’s vibration motors used in mobile phones. Operating income in this segment increased 53.3%, or ¥9,090 million, due to favorable demand for various motors and an increased manufacturing efficiency of FDB Motors and the fact that FDB related R&D and production start up costs have passed the peak.

(Mid-size motors)

Net sales of this segment increased by 3.6%, or ¥650 million, over the six-month period ended September 30, 2001, to ¥18,960 million for the six months ended September 30, 2002. This increase was due to the fact that sales of Nidec’s motors for automobiles increased approximately ¥2,300 million which offset a decline of approximately ¥1,600 million in motor sales for industrial machines manufactured by Nidec Shibaura and Nidec Power Motor, Operating loss in this segment amounted to ¥213 million. As for this segment, we are now focusing on the development of new products and new markets for automobile parts, home electric appliances, and industrial machines. We are working to move this segment into the black by shifting production to China.

(Machinery and power supplies)

Net sales of this segment dropped a significant 17.3%, or approximately ¥3,300 million, over the six-month period ended September 30, 2001, to ¥15,571 million for the six months ended September 30, 2002, approximately ¥1,200 million of which is attributable to a decline in power supply business, which forced us Nidec to pull out of this particular market in the US and Japan. The pullout resulted in a decrease of losses in this segment. Each subsidiary related to machinery business attempted to respond to sluggish business conditions and improve operations mainly by implementing cost cuts. Operating income for this segment amounted to ¥936 million, a significant increase of 176.1% relative to the same period of the previous year.

(Other)

Net sales of this segment decreased 2.8%, or slightly in excess of ¥800 million, over the six-month period ended September 30, 2001, to ¥28,588 million for the six months ended September 30, 2002. Performance of this segment roughly falls into two opposing sides according to product types. Precision components, such as shutters for digital cameras produced by Nidec Copal, and automobile parts produced by Nidec Tosok, contributed to healthy revenue growth. On the other hand, pivot assemblies produced by Nidec Singapore and electronic components produced by Nidec Copal Electronics had sluggish growth. Operating income for this segment amounted to ¥2,112 million, an increase of 23.3% compared with the six-month period ended September 30, 2002, largely due to increased revenue from companies such as Nidec Copal and Nidec Tosok.

Business results of each geographical segment market are as follows:

(Japan)

Sales in Japan increased 1.3% to ¥89,074 million compared with the same period of the previous year due to increases in sales of Nidec Corporation’s small precision motors, mid-size motors, Nidec Copal’s digital camera shutters, and Nidec Tosok’s automobile parts. Sales of machinery and mid-size motors for home appliances and industrial equipment significantly decreased in the harsh business environment. Operating income increased by a significant 45.1% to ¥5,687 million compared with the same period of the previous year due to a decrease in start-up costs for new production of FDB (fluid dynamic bearings) motors as it hit the peak, and also to successful cost reduction efforts.

(North America)

Sales in North America decreased 13.4% to ¥4,608 million compared with the same period of the previous year due to the withdrawal from the power supply business, and customers’ shift of their manufacturing bases from North America to Asian countries. Operating income increased to ¥148 million, in sharp contrast to a ¥244 million loss during the same period of the previous year. The remarkable improvement in operating income was derived from the withdrawal from the power supply business and increased business in high-value added products in the sales mix.

(Asia)

Sales in Asia increased 26.9% to ¥49,818 million, and operating income increased 53.4% to ¥6,068 million compared with the same period of the previous year. Behind the boost is the fact that the record-high-level sales momentum marked during the period between October 1, 2001 and March 31, 2002 carried well into this half-year period, and also that many of the customers’ manufacturing sites were shifted from North America to Asian region.

(Other)

Sales in other regions, or more specifically, in Europe, increased 20.9% to ¥3,223 million, mainly due to increases in sales of small precision motors to existing as well as new customers. However, operating income decreased 1.4% to ¥70 million compared to the same period of the previous year, as the increase was offset by decreased income in the sluggish electronic components business.

(2) Cash Flow

The balance of cash and cash equivalents as of September 30, 2002 decreased by ¥6,025 million from the balance at March 31, 2002 to ¥47,560 million.

Net cash provided by operating activities for the six months ended September 30, 2002 increased 272.8% compared with the same period of the previous year to ¥11,751 million. It consists of ¥5,064 million in net income before income taxes and minority interests which increased 77.6% compared with the same period of the previous year, ¥7,282 million in depreciation expense, ¥1,529 million in amortization of consolidation difference and an increase of ¥4,776 million in accounts payable, which more than offset the payment of income taxes of ¥4,519 million and an increase of accounts receivable of ¥2,335 million.

Net cash used in investing activities increased 14.4% compared with the same period of the previous year to ¥14,246 million for the six months ended September 30, 2002, due mainly to ¥12,492 million in investments in tangible fixed assets for promoting new technologies such as FDB production, but also partly to investments in China to establish new subsidiaries and payments for additional investments in subsidiaries.

Net cash used in financing activities decreased 24.2% to ¥1,590 million for the six months ended September 30, 2002. Of this, ¥645 million was used for loan repayment, ¥635 million was used for dividend payments and ¥311 million was used for dividend payments to minority shareholders.

In addition to the above, fluctuation of exchange rates adversely affected the cash flow by ¥1,939 million.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Business Segment	Amount (¥ Million)	Change compared to previous period (%)
Small precision motors	80,550	117.8
Mid-size motors	18,283	100.2
Machinery and power supplies	15,787	90.6
Other	27,843	99.8
Total	142,464	108.0

Note (1) Amounts are based on selling price to customer and intersegment sales are not eliminated.

(2) Consumption taxes are excluded from the amounts above.

(2) Orders by Business Segment

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Orders as of September 30, 2002 (¥ Million)	Change compared to previous period (%)
Small precision motors	81,567	114.5	29,407	109.4
Mid-size motors	16,571	92.2	5,248	119.7
Machinery and power supplies	15,684	104.0	5,425	76.7
Other	30,146	115.4	10,301	114.4
Total	143,970	110.4	50,383	106.4

Note : Consumption taxes are excluded from the amounts above.

(3) Sales by Business Segment

Business Segment	Sales amount (¥ Million)	Change compared to previous period (%)
Small precision motors	83,604	121.9
Mid-size motors	18,960	103.6
Machinery and power supplies	15,571	82.7
Other	28,588	97.2
Total	146,724	108.5

Note (1) Inter segment transactions are eliminated.

(2) Consumption taxes are excluded from the amount above.

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3. Challenges and Issues

[As a company listed on the New York Stock Exchange, Nidec must comply with the Sarbanes-Oxley Act of 2002 (the “Act”) and, as such, Nidec is working to implement internal controls and procedures and other measures required by the Act in a manner that is consistent with local Japanese law and regulations.]

(There has been no change in the important matters the company has to address since the description provided for the financial year ended March 31, 2002.)

4. Material Contractual Agreement

During the interim period ended September 30, 2002, a material contract was entered into as follows:

Contract of transfer of operations made by consolidated subsidiary

Nidec America Corporation entered into a contract to sell the operating assets of its Power Supply Division to Ault Incorporated (Minneapolis, Minnesota) on July 16, 2002, and such business was transferred on the same day.

(a) Transferred Business

The production and sales of custom AC/DC power supplies and DC/DC converter products conducted by Nidec America Corporation.

(b) Transfers of Employees

Some employees in the Power Supply Division were transferred to Ault Incorporated on July 16, 2002. Since then, those remaining have gradually been transferred to Ault Incorporated as the transfer of business actually progresses.

(c) Transferred assets and liabilities

Assets		Liabilities
Account	Amount (¥ million)	Account	Amount (¥ million)
Current assets		Current liabilities
Accounts receivables	-	Accrued expenses	15
Inventories	128	Other	-
Other	-
Fixed assets		Non-current liabilities	-
Machinery	62
Other	-
Investments and other	-
Total	191	Total	15

5. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on  revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥4,236 million for the period ended September 30, 2002.R&D expenses by business segments are as follows:

(Small precision motors)

R&D activities in this sector are conducted at the Central Laboratory, Shiga Technical Development Center, Nagano Technical Development Center, Tottori Technical Development Center of Nidec Corporation, at the Nidec Taiwan Corporation, and at Nidec Copal Corporation, Nidec America Corporation, and Nidec Singapore Pte. Ltd.

The Central Laboratory is responsible, in addition to basic and applied research, for research and development of new products and technical support and assistance for the research activities of business units. R&D activities in relation to mass production and quality improvement are carried out at Shiga Technical Development Center and Nagano Technical Development Center for small precision DC motors (motors for hard disk drives and other small precision DC motors), and at Tottori Technical Development Center for small precision fans. Taiwan Technical Center at Nidec Taiwan Corporation is responsible for the development of small precision fans targeting the Taiwanese market. Nidec Copal Corporation conducts research and development of small precision fans and vibration motors. Nidec America Corporation conducts research and development of small precision DC motors and small precision fans. Nidec Singapore Pte. Ltd. conducts research and development of small precision DC motors.

Research and development expenses in this segment, including those classified as production expenses, were ¥2,491 million for the period ended September 30, 2002.

(Mid-size motors)

Shiga Technical Development Center mainly conducts research and development for motors used for power steering systems of automobiles. Tottori Technical Development Center develops AC motors, and Nidec Power Motor Corporation and Nidec Shibaura Corporation both conduct research and development for mid-size motors used in industrial equipment and home electrical appliances. Research and development expenses in this segment, including those classified as production expenses, were ¥160 million for the period ended September 30, 2002.

(Machinery and power supplies)

Nidec Copal Corporation conducts research and development for systems-related equipment, such as photo laboratory systems and factory automation equipment. Nidec-Shimpo Corporation conducts research and development for various power transmission drives, other types of speed drives, factory automation equipment and measuring equipment. Nidec Tosok Corporation conducts research and development for measuring equipment and semiconductor manufacturing machinery. Nidec-Read Corporation conducts research and development of various testing equipment. Nidec-Kyori Corporation conducts research and development for automatic presses, feed devices and other industrial machinery.

Research and development expenses in this segment, including those classified as production expenses, were ¥639 million for the period ended September 30, 2002.

(Other)

Nidec Tosok Corporation conducts research and development for automotive parts. Nidec Copal Corporation conducts research and development for optical units and lenses, sensors and electronic parts. Nidec Copal Electronic Corporation and Nidec Nemicon Corporation conduct research and development for sensors, encoders and other electronic parts. Nidec Singapore Pte. Ltd. conducts research and development for pivot assemblies.

Research and development expenses in this segment, including those classified as production expenses, were ¥944 million for the period ended September 30, 2002.

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Section 3  Capital Expenditures

1. Major Tangible Fixed Assets

For the period ended September 30, 2002, fixed assets related to the power supply business of Nidec America Corporation were sold to Ault Incorporated according to the contract for transfer of business between Nidec America Corporation and Ault Incorporated.

The fixed assets of Nidec America Corporation sold are described in “Section 2. Business results, 4. Material Contractual Agreement” above.

2. Completion of Planned Capital Expenditures or Planned Disposal

(1) Significant expansion of equipment or repair completed during the period ended September 30, 2002 which was under consideration as of March 31, 2002 are as follows:

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Completion date	Added production capacity
Nidec Corporation, Shiga Technical Center (Echigawa-cho, Echi-gun, Shiga, Japan )	Small precision motors, Mid- size motors	Research and manufacturing equipment for small precision DC motors and mid-size motors	115	September, 2002	Not material
Nidec Copal Electronics Corporation (Shinjuku-ku, Tokyo, Japan)	Other	Manufacturing equipment for electronic circuit parts and pressure sensor	221	September, 2002	Not material Renovation and rationalization of the existing plant.
Nidec Electronics (Thailand) Co., Ltd. (Amphur Wangnoi, Ayutthaya, Thailand)	Small precision motors	Manufacturing equipment for small precision DC motors	2,879	September, 2002	Approximate 10% increase
Nidec Precision (Thailand) Co., Ltd. (Amphur Wangnoi, Ayutthaya, Thailand)	Small precision motors	Manufacturing equipment for parts of small precision DC motors	1,271	September, 2002	Related only to internal production of parts and no change to the whole production capacity
Nidec Philippines Corporation (Laguna, Philippines)	Small precision motors	Manufacturing equipment for small precision DC motors	922	September, 2002	Not material Renovation of the existing plant
Nidec Precision Philippines Corporation (Laguna, Philippines)	Small precision motors	Manufacturing equipment for parts of small precision DC motors	818	September, 2002	Related only to an internal production of parts and no change to the whole production capacity.
Nidec Dalian Limited (Dalian, Liaoning, China)	Small precision motors	Manufacturing equipment for small precision DC motors and small precision fans	611	September, 2002	Approximate 10% increase
Nidec Singapore Pte. Ltd. (Singapore)	Small precision motors and Other	Manufacturing equipment for small precision DC motors and pivot assemblies	1,135	September, 2002	Not material Renovation of the existing plant
Nidec Tosok (Vietnam) Co., Ltd. (Ho Chi Minh City, Vietnam)	Small precision motors and Other	Manufacturing equipment for small precision fans and automobile parts	698	September, 2002	Approximate 10% increase
Nidec Copal (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Machinery and power supplies and Other	Manufacturing equipment for optical parts and parts for factory automation equipment	577	September, 2002	Related only to internal production of parts and no change to the whole production capacity.

Note: Consumption taxes are excluded from the amounts shown above.

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(2) New capital investment plans decided during the period ended September 30, 2002 are as follows.

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Tosok Corporation (Zama, Kanagawa, Japan)	Small precision motors, Machinery and power supplies, Other	Construction of new head office	Total 2,910 Paid -	Owned funds and borrowings from bank	Start: November, 2002 Completion: April, 2004	An increase of floor space for 21,000 square meters
Nidec Copal Electronics Corporation (Shinjuku-ku, Tokyo, Japan)	Other	Manufacturing equipment for electronic circuit parts and pressure sensor	Total 208 Paid -	Owned funds	Start: October, 2002 Completion: March, 2003	Not material. Renovation and rationalization of the existing plant.
Nidec Dalian Limited (Dalian, Liaoning, China)	Small precision motors	Manufacturing equipment for small precision DC motors and small precision fans	Total 267 Paid -	Owned funds	Start: October, 2002 Completion: March, 2003	Not material Renovation of the existing plant.

Note : Consumption taxes are excluded from the amounts shown above.

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Section 4  Our Corporate Stock and Directors

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total common stock issued and outstanding: 240,000,000 shares

(b) Number of shares outstanding as of September 30, 2002: 63,568,632 shares

Number of shares outstanding as of December 16, 2002: 63,570,780 shares

Common stock is listed on Tokyo Stock Exchange (1st section), Osaka Stock Exchange (1st section) and New York Stock Exchange.

Note : Shares converted from convertible bonds from December 1, 2002 to the date when this report submitted does not reflect number of shares in the above shares.

(2) Common stock preemptive right

(a) Bond with warrant and Common stock preemptive right

Nidec Corporation did not have bond with warrant or common stock preemptive right as of September 30, 2002 and as of November 30, 2002.

(b) The balance of convertible bond and included in capital and paid-in capital for the period ended September 30, 2002 are as follows;

	As of September 30, 2002
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 1.0% convertible bond, due to 2003, convertible currently at ¥1,862.10 for one common share, redeemable before due date	336	1,862.10	932
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,279	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,699	6,842.00	3,421
Unsecured 0.125% convertible bond, due to 2003, convertible currently at ¥6,842 for one common share, redeemable before due date	9,820	6,842.00	3,421

	As of November 30, 2002
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 1.0% convertible bond, due to 2003, convertible currently at ¥1,862.10 for one common share, redeemable before due date	332	1,862.10	932
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,279	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,699	6,842.00	3,421
Unsecured 0.125% convertible bond, due to 2003, convertible currently at ¥6,842 for one common share, redeemable before due date	9,820	6,842.00	3,421

(3) Changes in outstanding common shares and capital

Period	Increase or decrease of outstanding common shares	Total outstanding common shares	Increase or decrease of capital (¥ million)	Capital account (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
April 1, 2002 (Note 1)	-	63,563,653	-	26,468	9	26,343
From April 1, 2002 to September 30, 2002 (Note 2)	4,979	63,568,632	5	26,473	4	26,348

Note 1. An increase due to merger with Nidec Electronic Corporation.

     2. An increase caused by the conversion of convertible bonds.

     3. Total outstanding common shares, capital, and paid-in capital increased by 2,148 thousand shares, ¥2 million, and ¥1 million, respectively, from October 1 to November 30, 2002.

(4) Principal shareholders

Shareholders	Address	Number of shares owned (thousand)	Percentage of total stock outstanding (%)
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,682	8.94
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	4,653	7.32
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	4,175	6.57
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	3,894	6.13
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	3,091	4.86
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	2,856	4.49
UFJ Trust Bank Limited	4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2,819	4.44
Mitsui Asset Trust and Banking Company, Limited	4-10,Nihonbashi Hon-machi 3-chome chuo-ku, Tokyo	2,712	4.27
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	2,061	3.24
Nippon Life Insurance Company	In Nihon Life Stock Administration Department 2-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	2,028	3.19
	Total	33,974	53.45

Notes 1. The following number of shares are held by the above shareholders in relation to their trustee business.

Japan Trustee Service Bank, Ltd.	4,175 thousand shares
The Master Trust Bank of Japan, Ltd.	3,894 thousand shares
UFJ Trust Bank Limited	2,819 thousand shares
Mitsui Asset Trust and Banking Company, Limited	2,712 thousand shares
Trust & Custody Services Bank, Ltd.	2,061 thousand shares

2. Jardine Fleming Investment Trust and Advisory Company Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has also received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494,000 shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the said shareholding as at the end of this interim period, such information is not included in this report. However, the content of said report is as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.90
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02

3. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated January 11, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 3,637,000 shares of Nidec Corporation as of December 31, 2001. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. The content of the report made by Goldman Sachs Limited is as follows.

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building,1-12-32,Akasaka Minato-ku, Tokyo)	1,296,700	2.04
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	958,100 *(414,352)	1.51 *(0.65)
Goldman,Sachs & Co.	85 Broad Street, New York, New York 10004, USA	1,371,200	2.16
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	11,600	0.02

     * Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the latent shares to be issued for convertible bonds and the rate of the number of latent shares against those of outstanding shares.

4. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023,000 shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this interim period, such information is not included in this report. However, the content of said report is as follows.

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa chuo-ku, Tokyo	3,023,800	4.76

(5) Voting rights

(a) Outstanding shares

      As of September 30, 2002

Category	Shares	Number of voting rights	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury stock)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury stock)	Common stock 2,600	-	Standard shares without any limitation
Shares with full voting right (Other)	Common stock 63,507,000	635,070	- ditto -
Shares less than one unit	Common stock 59,032	-	- ditto -
Total shares outstanding	63,568,632	-	-
Voting rights of total shareholders	-	635,070	-

Note: 7,400 shares under the name of the Japan Securities Depository Center, Inc., are included in “Shares with full voting rights (Other).” 74 full voting rights under the name of the Japan Securities Depository Center, Inc., are also included in the “Number of voting rights.”

(b) Treasury stock

Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	10 Tsutsumisoto-cho, Nishikyogoku Ukyo-ku, Kyoto	2,600	-	2,600	0.00
Total		2,600	-	2,600	0.00

2. Price Range of Our Shares

The following table sets forth the closing high and low sales price per share on the Osaka Securities Exchange.

	April, 2002	May, 2002	June, 2002	July, 2002	August, 2002	September,2002
High (¥)	9,060	9,880	9,880	9,070	7,430	6,900
Low (¥)	8,050	8,500	7,920	6,980	6,340	5,960

#

3. Directors

Changes related to the directors since the submission date of the financial report of the previous term until the submission date of this interim report are as follows:

(1) New director

   None

(2) Retired director

Post	Name	Date of resignation
Managing Director In charge of secretariat, internal audit and International business administration	Tetsuji Arita	September 30, 2002

(3) Changed position or division of duties

Newly appointed	Former post and responsibility	Name	Date of transfer
Senior Managing Director In charge of DC and LDCM business, Quality Control, Purchasing Concurrently the Director of Business Support Division 2, Shiga Technical Center	Senior Managing Director In charge of DC and LDCM business, Quality Control, Purchasing	Kenji Sawamura	July 1, 2002
Senior Managing Director In charge of DC and LDCM business, Quality Control, Purchasing	Senior Managing Director In charge of DC and LDCM business, Quality Control, Purchasing Concurrently the Director of Business Support Division 2, Shiga Technical Center	Kenji Sawamura	October 1, 2002
Managing Director In charge of SPM research and development, Central Laboratory, Process Technical Division and Mineyama plant, Factory Director of Mineyama Plant	Managing Director In charge of SPM research and development, Central Laboratory, Process Technical Division and Mineyama plant	Yoshiharu Kinugawa	July 1, 2002
Managing Director In charge of SPM research and development, Central Laboratory, Process Technical Division and Mineyama Plant	Managing Director In charge of SPM research and development, Central Laboratory, Process Technical Division and Mineyama Plant, Factory Director of Mineyama Plant	Yoshiharu Kinugawa	September 19, 2002
Executive Vice President Assistant to the President, in charge of Administrative Department, Internal Audit, Accounting Division, System Division, International Business Administration	Executive Vice President Assistant to the President, in charge of Administrative Department, Accounting Division, System Division	Yasunobu Toriyama	October 1, 2002
Director General Manager, Shiga Technical Center	Director General Manager, Shiga Technical Center, Director of Business Support Division 1, Shiga Technical Center	Toshihiro Kimura	October 1, 2002
Director In charge of secretariat, general affair and human resources Director of General Affairs Division	Director In charge of general affairs and human resources	Norio Nomura	October 1, 2002

#

Section 5  Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) The company prepared the interim consolidated financial statements in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements" (Ministry of Finance Ordinance No. 24, 1999).

The interim consolidated financial statements for the previous interim accounting period (from April 1, 2001 to September 30, 2001) were prepared in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements" before the revision and the interim consolidated financial statements for the current interim accounting period (from April 1, 2002 to September 30, 2002) were prepared in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements" after the revision.

(2) The company prepared the interim non-consolidated financial statements in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977).

The interim non-consolidated financial statements for the previous interim accounting period (from April 1, 2001 to September 30, 2001) were prepared in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" before the revision and the interim non-consolidated financial statements for the current interim accounting period (from April 1, 2002 to September 30, 2002) were prepared in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" after the revision.

2. Independent Accountants Report

The interim consolidated/non-consolidated financial statements for the previous interim accounting period (from April 1, 2001 to September 30, 2001) and the current interim accounting period (from April 1, 2002 to September 30, 2002) were reviewed by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities and Exchange Law of Japan.

#

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(¥ Million)
Assets	September 30		September 30		March 31
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥38,131		¥47,462		¥53,807
Notes and accounts receivable	77,658		76,535		77,276
Marketable securities	2,433		286		80
Inventories	29,070		24,176		24,957
Deferred income taxes	2,103		2,540		2,271
Other current assets	5,710		7,635		5,797
Allowance for doubtful accounts	(360)		(448)		(505)
Total current assets	154,747	54.6	158,189	53.6	163,686	54.7
Fixed assets:
Tangible assets	98,903	34.9	107,550	36.4	106,462	35.6
Buildings and structures	28,556		29,194		28,570
Machinery and vehicles	29,612		33,654		33,556
Tools, furniture and fixtures	9,093		10,767		11,889
Land	26,585		27,648		26,700
Construction in progress	5,055		6,285		5,744
Intangible assets	13,961	4.9	11,085	3.8	12,659	4.3
Difference between net assets of consolidated subsidiaries and investment cost	12,863		10,084		11,587
Others	1,098		1,000		1,071
Investments and other assets	15,757	5.6	18,289	6.2	16,189	5.4
Investment securities	9,768		8,803		8,530
Others	3,199		4,633		3,253
Deferred income taxes	3,551		5,473		5,021
Allowance for doubtful accounts	(761)		(620)		(615)
Total fixed assets	128,623	45.4	136,926	46.4	135,311	45.3
Deferred charges	21	0.0	13	0.0	15	0.0
Total assets	¥283,392	100.0	¥295,128	100.0	¥299,013	100.0

#

	(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable *5	¥47,913		¥49,627		¥48,470
Short-term borrowings *4	57,718		58,417		59,428
Current portion of long-term debt *4	4,484		3,166		3,863
Current portion of convertible bond	-		10,168		9,832
Income taxes payable	1,695		2,320		4,160
Deferred income taxes	189		0		0
Accrued bonus to employees	3,289		3,788		3,188
Other current liabilities	14,450		14,543		14,359
Total current liabilities	129,743	45.8	142,032	48.1	143,303	47.9
Non-current liabilities:
Convertible bonds	24,177		13,978		14,324
Long-term debt *4	3,541		3,958		5,002
Deferred income taxes	1,310		1,204		1,263
Accrued severance and benefit costs	7,798		8,366		7,630
Accrued retirement benefit to directors	1,164		1,221		1,242
Others	1,207		1,027		1,139
Total non-current liabilities	39,200	13.8	29,756	10.1	30,602	10.3
Total liabilities	168,943	59.6	171,789	58.2	173,905	58.2
Minority interests	34,025	12.0	35,126	11.9	35,556	11.9
Shareholders’ equity:
Common stock	26,458	9.3	26,473	9.0	26,468	8.8
Additional paid-in capital	26,323	9.3	26,348	8.9	26,333	8.8
Land revaluation reserve *3	(700)	(0.2)	(701)	(0.3)	(700)	(0.2)
Retained earnings	34,645	12.2	41,047	13.9	39,134	13.1
Net unrealized loss on securities	(896)	(0.3)	(98)	(0.0)	(312)	(0.1)
Foreign currency translation adjustment	(5,405)	(1.9)	(4,835)	(1.6)	(1,364)	(0.5)
Treasury stock	(0)	(0.0)	(21)	(0.0)	(9)	(0.0)
Total shareholders’ equity	80,424	28.4	88,212	29.9	89,551	29.9
Total liabilities and shareholders’ equity shareholders’ equity	¥283,392	100.0	¥295,128	100.0	¥299,013	100.0

(2) Consolidated Statements of Income

                                      (¥ Million)

	September 30,				March 31,
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Net sales	¥135,174	100.0	¥146,724	100.0	¥281,069	100.0
Cost of sales	111,218	82.3	118,480	80.8	229,433	81.6
Gross profit	23,956	17.7	28,244	19.2	51,635	18.4
Charges for service	1,025		1,132		2,300
Packing and transportation charges	1,997		2,132		4,164
Bad debt allowance	6		8		42
Salaries	4,697		4,844		10,102
Allowance for bonus	907		920		832
Allowance for retirement benefits	320		382		621
Director’s retirement allowance	91		56		153
Fringe benefits	1,186		1,248		2,397
Depreciation	552		566		1,176
R & D expenses	1,275		1,022		2,533
Rent and lease expense	651		702		1,346
Amortization of consolidation difference	1,651		1,651		3,459
Other	3,400		3,242		6,299
Selling, general and administrative expenses	17,765	13.1	17,911	12.2	35,428	12.6
Operating income	6,190	4.6	10,333	7.0	16,206	5.8
Other income	1,277	0.9	1,187	0.8	4,604	1.6
Interest income	349		195		567
Dividend income	113		131		189
Gain on sale of marketable securities	6		-		7
Amortization of consolidation difference	100		122		246
Foreign currency transaction gains, net	-		-		2,357
Other	706		739		1,234
Other expenses	2,426	1.8	5,198	3.5	3,152	1.1
Interest expenses	751		463		1,337
Loss on write-down of marketable securities	6		82		1
Foreign currency transaction loss	683		3,289		-
Equity in loss of affiliates	156		72		227
Loss on write-off of inventory	259		874		463
NYSE listing expense	284		-		470
Other	284		416		652
Recurring profit	5,041	3.7	6,322	4.3	17,658	6.3
Extraordinary gains	154	0.1	119	0.1	1,901	0.7
Gain on sale of fixed assets	-		31		86
Gain on sale of investment securities	58		0		-
Gain on sale of investment in affiliates	-		34		49
Equity in profit of affiliates	0		-		-
Transfer from reserve for bad debt allowance	96		43		56
Recovery of loss on the investment of Princeton Notes	-		-		1,618
Other, net	-		9		91
Extraordinary losses	2,344	1.7	1,377	0.9	7,842	2.8
Loss on disposal of property, plant and equipment	253		558		2,203
Loss on write-down of investment securities	916		19		3,266
Amortization of net transition obligation	730		731		1,468
Loss on restructuring business	349		-		403
Other	94		67		501
Income before income taxes and minority interests	2,851	2.1	5,064	3.5	11,717	4.2
Income taxes (Current)	1,666	1.2	2,358	1.6	6,287	2.3
Income taxes (Deferred)	(611)	(0.5)	(924)	(0.6)	(2,959)	(1.1)
Minority interests in subsidiaries	782	0.6	1,013	0.7	1,928	0.7
Net income	1,014	0.8	2,616	1.8	6,461	2.3

(3) Consolidated Statements of Retained Earnings

	(¥Million)
	September 30		March 31
	2001	2002	2002
Retained earnings at beginning of period	34,539	-	34,539

Decrease in retained earnings	908	-	1,866
Dividend payments	794	-	1,747
Bonuses to directors	109	-	109
Decrease resulting from increase in consolidated subsidiaries	3	-	3
Decrease resulting from increase in consolidated subsidiaries	-	-	3
Decrease resulting from increase in accounted for by the equity method	0	-	0

Net income	1,014	-	6,461

Retained earnings at end of period	34,645	-	39,134

(Additional paid-in capital)
Additional paid-in capital at beginning of period	-	26,333	-

Increase in additional paid-in capital	-	14	-
Newly issuance stocks	-	4	-
Increase by merged subsidiary	-	9	-

Additional paid-in capital at end of period	-	26,348	-

(Retained Earnings)
Retained earnings at beginning of period	-	39,134	-

Increase in retained earnings	-	2,648	-
Net income	-	2,616	-
Increase resulting from increase in consolidated subsidiaries	-	32	-

Decrease in retained earnings	-	735	-
Dividend payments	-	635	-
Bonuses to directors	-	99	-
Decrease resulting from decrease in consolidated subsidiaries	-	0	-

Retained earnings at end of period	-	41,047	-

(4) Consolidated Statements of Cash Flows

(¥ Million)
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Cash flows from operating activities:
Net income before income taxes and minority interests	¥2,851	¥5,064	¥11,717
Depreciation	6,053	7,282	13,366
Amortization of consolidation difference	1,551	1,529	3,212
Provision for doubtful accounts	(199)	(36)	(228)
Accrued severance and benefit cost	676	748	446
Interest and dividend income	(463)	(326)	(757)
Interest expenses	751	463	1,337
Exchange loss (gain)	(513)	779	(193)
Equity in loss of affiliates	156	72	227
Gain on valuation of derivatives	(6)	0	(16)
Loss on sale of property, plant and equipment	70	19	39
Loss on disposal of property, plant and equipment	183	507	2,077
Increase in notes and accounts receivable	4,012	(2,335)	8,433
Increase in inventories	4,526	(127)	9,892
Increase in notes and accounts payable	(9,150)	4,776	(13,359)
Loss on restructuring business	349	-	403
Recovery of loss on the investment of Princeton Notes	-	-	(1,618)
Other, net	(108)	(2,136)	2,337
Sub-total	10,741	16,281	37,318
Interest and dividend income received	476	328	763
Interest expenses paid	(641)	(338)	(1,287)
Recovery of loss on the investment of Princeton Notes	-	-	1,618
Income taxes paid	(7,424)	(4,519)	(9,654)
Net cash provided by operating activities	3,152	11,751	28,758
Cash flows from investing activities:
Fixed deposits over three months	(1)	(81)	(199)
Fixed deposits over three months	-	319	-
Payments for purchase of marketable securities	-	(15)	(11)
Proceeds from sales of marketable securities	5	85	240
Payments for purchase of property, plant and equipment	(12,729)	(12,492)	(24,517)
Proceeds from sales of property, plant and equipment	2,081	188	2,202
Payments for purchase of investments in securities	(400)	-	(753)
Proceeds from sale of investments in securities	152	116	596
Payments for additional investments in subsidiaries	(2,015)	(2,234)	(2,735)
Proceeds from sales of subsidiaries’ share	214	-	214
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	-	11	-
Disbursement of loan receivables	(29)	(40)	(209)
Collection of loan receivables	58	27	265
Other	205	(131)	(247)
Net cash used in investing activities	(12,457)	(14,246)	(25,155)
Cash flows from financing activities:
Increase in short-term borrowings	1,200	861	348
Issuance of long-term debt	33	2,596	3,392
Payments of long-term debt	(2,076)	(4,102)	(4,862)
Issuance of common stock to minority interests	-	13	5
Dividends paid	(794)	(635)	(1,747)
Payment of dividends to minority interests	(466)	(311)	(792)
Other	4	(12)	(9)
Net cash used in (provided) financing activities	(2,099)	(1,590)	(3,664)
Effect of exchange rate changes on cash and cash equivalents	(148)	(1,939)	1,747
Net increase in cash and cash equivalents	(11,552)	(6,025)	1,685
Cash and cash equivalents at beginning of year	51,925	53,586	51,925
Decrease of cash and cash equivalents due to exclusion from consolidation	-	-	(24)
Cash and cash equivalents at end of year	40,372	47,560	53,586

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

Previous Fiscal period (From April 1 to September 30, 2001)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 48

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Moved to consolidation: 1

Nidec-Read Taiwan Corporation

Excluded from consolidation: 2

Nidec Precision (Dalian) Limited, Shibaura Seiko Corporation

Reason excluded from consolidation

Nidec Precision (Dalian) Limited was merged into Nidec (Dalian) Limited and Shibaura Seiko Corporation was merged into Nidec Shibaura Corporation.

(2) Major non-consolidated subsidiaries:

    Globa Service Inc.

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Included in equity-method affiliates: 1 Advance -Probe Co.,Ltd.

Excluded from equity-method affiliates: 1 Koyo Nidec (Dalian) Precision Bearings Co., Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Globa Service and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and two other consolidated subsidiaries is June 30, and the closing date for Nidec Power Motor Corporation and its subsidiary are September 20. The interim financial statements as of each company’s closing date are used for the consolidation. Any significant transactions that occurred between the closing dates are adjusted for consolidation.

4. Items regarding accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (six months ended September 30, 2001). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated lower of cost or market method with cost determined using the moving average method

Seventeen consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Six consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(Change in accounting policy)

Nidec-Shimpo Corporation and two other consolidated subsidiaries changed accounting method for inventory valuation from the cost method to the lower of cost or market method effective September 30, 2001.

This change was made to further strengthen financial structures through a timely reflection on the drop in sales price for a short period due to the severe price competition.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ¥ 40 million each, as compared with the case on which the previous method was adopted.

(Additional information)

Nidec Tosok Corporation and four other consolidated subsidiaries had changed accounting method for inventory valuation from the cost method to the lower of cost or market method effective March 31, 2001.

The effects of this change would have been immaterial to operating income, recurring profit and net income before income taxes as compared with the case on which the previous method had been adopted.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 3 to 65 years

Machinery and vehicles 2 to 15 years

(Change in accounting policy)

Nidec Tosok Corporation’s factory in Yamanashi prefecture changed depreciation method from the straight-line method, excluding buildings to the declining balance method effective September 30, 2001.

This change was made to reflect periodic income and expenses more appropriately and conform the depreciation method except for buildings on a consolidation basis due to the remarkable increase in production output, the high capacity-operating rate and the fast return of capital invested.

By the effects of this change, depreciation expense increased by ¥55 million and they were to decrease operating income, recurring profit and net income before income taxes by ¥52 million each, as compared with the case on which the previous method was adopted.

(b) Intangible fixed assets

Amortizations of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period  (Mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses for employees

 Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

 Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension assets at the end of the period. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, Nidec Electronics Corporation, Nidec Potrans Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the period.

(Additional information)

Nidec-Shimpo Corporation and four other consolidated subsidiaries had changed accounting method for provision for retirement allowances for directors and corporate auditors from the method realizing expenses when it paid to the method based on regulations and internal rules for the amount necessary at the end of the period effective March 31, 2001.

The effects of this change would have been immaterial to operating income, recurring profit and net income before income taxes as compared with the case on which the previous method had been adopted.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2001, with the resulting difference included in gains or losses. Assets and liabilities of off-shore subsidiaries are also translated at the exchange rate on September 30, 2001, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

 Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

(b) Method and object of hedge

Method of hedge

       Forward exchange contracts, interest swaps, interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

 In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec also avoided evaluating the effectiveness at the end of the period because these transactions meet criteria for an allowable shortcut method.

(Nidec also avoided evaluating the effectiveness on September 30, 2001.)

(7) Accounting for consumption taxes

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and is easily redeemable that they present insignificant risk of changes in value.

Current Fiscal period (From April to September 30, 2002)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 51

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Newly consolidated: 5

Nidec (New Territories) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd., Nidec Copal Electronics (Shanghai) Co., Ltd.

Nidec (New Territories) Co., Ltd. was newly established in the period ended September 30, 2002. Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd. and Kansai Globa Sales Co., Ltd. were included because of being material as a whole.

Excluded from consolidation: 2

Nidec Electronics Corporation, Nidec Potrans Corporation

Nidec Electronics Corporation was merged into Nidec Corporation on April 1,2002.

Nidec Potrans Corporation was excluded because it had not fallen under the category of subsidiary due to a decrease of equity share.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance-Probe Co.,Ltd.

Despite Nidec’s majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from September 30 use financial statements with those different dates for consolidation.

3. Matters concerning interim closing dates of consolidated subsidiaries:

The closing date of Nidec America Corporation is September 29, Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and four other consolidated subsidiaries is June 30, and the closing date for Nidec Power Motor Corporation and its subsidiary is September 20. The interim financial statements as of each company’s closing date are used for the consolidation. Any significant transaction that occurs between the closing dates is adjusted for consolidation.

4. Items regarding accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (six months ended September 30, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Fifteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market with cost determined using the moving average method.

Twenty one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market with cost determined using the average method.

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market with cost determined using the first-in, first-out method.

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market with cost determined using the specific identification method.

Nidec Tosok Corporation: Stated at the lower of cost or market with cost determined using the average method or specific identification method.

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market with cost determined using the weighted average method.

Nidec Total Service Corporation: Stated at the lower of cost or market with cost determined using the last purchase price method.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 65 years

Machinery and vehicles 2 to 15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses for employees

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets as of September 30, 2002. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Total Amount
Nidec Corporation, Nidec Copal Electronics Corporation, and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to the pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to the pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary as of September 30, 2002.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses. Assets and liabilities of offshore subsidiaries are also translated at the exchange rate on September 30, 2002, with revenue and expenses translated at the average rate during the six-month period. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for by capital leases.

(6) Derivatives and hedging activities

(a) Accounting for Hedge

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest cap is accounted for as hedges, using shortcut method allowable under certain conditions.

(b) Method and object of hedge

Method of hedge

       Forward exchange contracts, interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec also avoided evaluating the effectiveness at the end of the period because these transactions meet criteria for an allowable shortcut method.

(Nidec also avoided evaluating the effectiveness on September 30, 2002.)

(7) Accounting for consumption taxes

Computed by the net of tax method.

5. Scope of funds on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include all highly liquid investments with original maturities of three months or less that are readily convertible to cash, may be withdrawn as required and are easily redeemable such that they present insignificant risk of changes in value.

(Additional note)

“Accounting Standards for the Company’s Own Shares and the Withdrawal of Legal Reserve” (Accounting Standard Board of Japan) has been applied to our current interim consolidated financial statements. In addition, due to an amendment to “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the section regarding shareholder’s equity in these interim consolidated financial statements has been prepared in accordance with the amended “Regulations Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

Previous Fiscal Year ( from April 1, 2001 to March 31, 2002)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 48

Major consolidated subsidiaries:

Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec-Read Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec (Dalian) Limited

Included in consolidation: 2

Nidec-Read Taiwan Corporation, Nidec Copal (Zhejiang) Co., Ltd.

Nidec-Read Taiwan Corporation was included because of being material as a whole.

Nidec Copal (Zhejiang) Co., Ltd. was newly established in the fiscal period.

Excluded from consolidation: 3

Nidec Precision (Dalian) Limited, Shibaura Seiko Corporation

Nidec Tosok Engineering Corporation

Nidec Precision (Dalian) Limited was merged into Nidec (Dalian) , Shibaura Seiko Corporation was merged into Nidec Shibaura Corporation and Nidec Tosok Engineering Corporation was excluded because of being immaterial as a whole.

(2) Major non-consolidated subsidiaries:

    Globa Service Inc.

Reason excluded from consolidation:

Non-consolidated subsidiaries, either small in scale, or not having a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates:

Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Included in equity-method affiliates: 1 Advance -Probe Co.,Ltd.

Excluded from equity-method affiliates: 1 Koyo Nidec (Dalian) Precision Bearings Co., Ltd.

Despite Nidec’s majority holding voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the existence of the joint venture contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2) Non-consolidated subsidiary (Globa Service), not having any significant impact on consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and three other consolidated subsidiaries is December 31, and the closing date of Nidec Power Motor Corporation and its subsidiary are March 20. The financial statements as of each company’s closing date are used for the consolidation. Any significant transactions that occurred between the closing date and March 31 are adjusted for consolidation.

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (year ended March 31, 2002). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(b) Derivatives: Stated at fair value

(c) Inventories

Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Seventeen consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Six consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower of cost or market method with cost determined using the last purchase price method

(Change in accounting policy)

Nidec-Shimpo Corporation and two other consolidated subsidiaries changed accounting method for inventory valuation from the cost method to the lower of cost or market method effective March 31, 2002.

This change was made to further strengthen financial structures through a timely reflection on the drop in sales price for a short period due to the severe price competition.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ¥ 34 million, respectively as compared with the case on which the previous method was adopted.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries are computed based on the declining-balance method except for buildings purchased after April 1, 1998 for which the straight-line method is applied. Overseas-consolidated subsidiaries are principally computed based on the straight-line method.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 3 to 65 years

Machinery and vehicles 2 to 15 years

(Change in accounting policy)

Nidec Tosok Corporation’s factory in Yamanashi prefecture changed its depreciation method from the straight-line method, excluding buildings to the declining balance method effective March 31, 2002.

This change was made to reflect periodic income and expenses more appropriately and conform the depreciation method except for buildings on a consolidation basis due to the remarkable increase in production output, the high capacity-operating rate and the fast return of capital invested.

By the effects of this change, depreciation expense increased by ¥134 million and they were to decrease operating income, recurring profit and net income before income taxes by ¥131 million each th the case on which the previous method was adopted.

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed on the straight-line method on expected useful period  (mainly 5 years).

(3) Policy for significant provisions

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(b) Accrued bonuses to employees

Nidec Corporation and its domestic subsidiaries provided accrued bonuses to employees based on the estimated amount for payment.

(c) Provision for employees’ retirement benefits

Provision for employees’ retirement and severance benefits are stated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of unrecognized net transition obligation are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation, Nidec Electronics Corporation, Nidec Potrans Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors of Nidec and of its certain domestic consolidated subsidiaries is stated based on regulations and internal rules for the amount necessary at the end of the year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated at the year-end exchange rate, with revenue and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap are accounted for as hedges, using shortcut method allowable under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, interest swaps and interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec also avoided evaluating the effectiveness at the year-end because these transactions meet criteria for an allowable shortcut method.

(Nidec also avoided evaluating the effectiveness on March 31, 2002.)

(7) Consumption taxes

Computed by the net of tax method.

5. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all highly liquid investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

(Changes of representation of account titles)

Interim period from April 1 to September 30, 2001	Interim period from April 1 to September 30, 2002

(Consolidated statements of income)

1. “Loss on write-off of inventory” which was included in “Other” in the previous interim financial statements (amounted to ¥45 million) is independently represented because it increased to more than 10% of the total “Other expenses”.

(Consolidated statements of income)

1. “Gain on sale of marketable securities” which was independently represented in the previous interim financial statements is now included in “Other” of “Other income” account as it became immaterial during the current interim period. Gain on sale of marketable securities during current interim period is ¥0 million.

2. “ Gain on reversal of bad debt allowance” which was included in “Other, net” in the previous interim financial statements (amounted to ¥92 million) is independently represented because it increased to more than 10% of the total “Extraordinary gains.”	-

(Interim consolidated statements of cash flows)

1. “Gain on sales of marketable securities”, “Directors’ bonuses”, “Increase of Accounts Payable (other)” which were represented independently in the previous interim financial statements are now included in “Other, net” together because they became immaterial in this fiscal interim period. Their respective amounts are ¥6 million, ¥180 million, ¥572 million in this interim financial year.

Notes to Consolidated Balance Sheets as of September 30, 2002

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Buildings and Structures	¥23,882	¥24,605	¥24,251
Machinery and vehicles	36,366	38,673	38,652
Factory Tools	18,978	20,776	19,729
Total	¥79,226	¥84,056	¥82,633

2. Contingent liabilities

	Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
East Pacific Funding Corporation, Tokyo Branch Office	¥1,221	-	¥1,213
Okaya Seiken Kabushikikaisha	-	¥120	-

3. Application to the regulation

Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Note :

Date of the revaluation of land: March 31, 2000

The difference between revalued book value and current market price as of September 30,2001

¥465 million

The difference between revalued book value and current market price as of September 30,2002

¥1,091 million

The difference between revalued book value and current market price as of March 31, 2002

¥465 million

4. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of September 30, 2001		As of September 30, 2002		As of March 31, 2002
Land	¥745	(476)	¥745	(476)	¥745	(476)
Buildings	1,313	(1,161)	1,228	(1,080)	1,263	(1,115)
Machinery and equipment	280	(221)	196	(135)	210	(161)
Tools, furniture and fixtures	4	(4)	4	(4)	4	(4)
Investment in securities	1,752	(-)	1,544	(-)	1,474	(-)
Total	¥4,097	(1,863)	¥3,720	(1,696)	¥3,699	(1,757)
Secured liabilities with respect to the foregoing:
Short-term debt	357	(-)	59	(-)	64	(-)
Current portion of Long- term debt	1,007	(507)	769	(268)	927	(425)
Long-term debt	1,346	(268)	576	(-)	1,136	(84)

Parenthetic figures above show mortgage of factory foundation or its liabilities.

5. Matured notes on the last day of fiscal (interim) year

As of September 30, 2001

Since financial institutions were not open on the last day of the fiscal year, among consolidated companies, Nidec Tosok Corporation treated notes matured on the aforementioned day as if they were settled, while other consolidated companies including Nidec Corporation settle such notes on the note clearance day. The amounts of matured notes dealt with on the last day of the accounting period are as follows:

Notes treated as if settled on the day of maturity:

Notes receivable:

 ¥75 million

Notes payable:

 ¥375 million

Notes settled on note clearance day: The following amounts are included in the consolidated balance sheets.

Notes receivable:

¥1,742 million

Notes payable:

 ¥478 million

As of September 30, 2002

Not available

As of March 31, 2002

Nidec Corporation and other subsidiaries settle notes on the note clearance day. Since financial institutions were not open on the last day of the fiscal year, the amounts of matured notes dealt with on the last day of the accounting period are included in the consolidated balance sheets.

Notes settled on note clearance day: The following amounts are included in the consolidated balance sheets.

Notes receivable:

¥1,891 million

Notes payable:

 ¥485 million

Notes to Consolidated Income Statements

1. Detail of Profit on disposal of property, plant and equipment

As of September 30, 2001

  Not available

As of September 30, 2002

Profit on sale of property, plant and equipment

Buildings and structures ¥0 million

Machinery and vehicles ¥14 million

Tools, furniture and fixtures ¥7 million

Land ¥8 million

As of March 31, 2002

Profit on sale of property, plant and equipment

Buildings and structures ¥27 million

Machinery and vehicles ¥30 million

Tools, furniture and fixtures ¥12 million

Land ¥14 million

2. Detail of Loss on disposal of property, plant and equipment

As of September 30, 2001

(1) Loss on sale of property, plant and equipment

Machinery and vehicles ¥14 million

Tools, furniture and fixtures ¥0 million

Land ¥55 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥5 million

Machinery and vehicles ¥128 million

Tools, furniture and fixtures ¥49 million

As of September 30, 2002

(1) Loss on sale of property, plant and equipment

Buildings and structures ¥27 million

Machinery and vehicles ¥21 million

Tools, furniture and fixtures ¥2 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥95 million

Machinery and vehicles ¥208 million

Tools, furniture and fixtures ¥203 million

As of March 31, 2002

(1) Loss on sale of property, plant and equipment

Buildings and structures ¥0 million

Machinery and vehicles ¥66 million

Tools, furniture and fixtures ¥3 million

Land ¥55 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥1,137 million

Machinery and vehicles ¥617 million

Tools, furniture and fixtures ¥323 million

3. Detail of Loss on restructuring business

As of September 30, 2001

Temporary depreciation of amortization of consolidation difference ¥472 million

Reverse gain of accrued severance and benefit cost (¥123) million

As of September 30, 2002

Not available

As of March 31, 2002

Temporary depreciation of amortization of consolidation difference ¥472 million

Reverse gain of accrued severance and benefit cost (¥123) million

Other ¥54 million

Notes to Consolidated Statements of Cash Flows

Six months ended September 30, 2001

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended on September 30, 2001 is as follows:

Cash and deposits original maturities of three months or less	¥38,131	million
Fixed deposits	(116)
Marketable securities	2,357
Cash and cash equivalents	¥40,372	million

Six months ended September 30, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the six months ended September 30, 2002 is as follows:

Cash and deposits original maturities of three months or less	¥47,462	million
Fixed deposits	(116)
Marketable securities	214
Cash and cash equivalents	¥47,560	million

Year ended March 31, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheets for the year ended March 31, 2002 is as follows:

Cash and deposits original maturities of three months or less	¥53,807	million
Fixed deposits	(221)
Cash and cash equivalents	¥53,586	million

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2001

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,962	¥796	¥2,165
Tools, furniture and fixtures	3,264	1,846	1,418
Other intangible assets	604	366	237
Total	¥6,831	¥3,010	¥3,821

(2) Future lease payments at the interim balance sheet date

Due within one year

¥1,070 million

Due after one year

¥2,750 million

  Total

¥3,821 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥585 million

Depreciation

¥585 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,822	¥962	¥1,859
Tools, furniture and fixtures	2,923	1,791	1,131
Other intangible assets	513	335	177
Total	¥6,259	¥3,089	¥3,169

(2) Future lease payment at the interim balance sheet date

Due within one year

¥901 million

Due over one year

¥2,267 million

  Total

¥3,169 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥535 million

Depreciation

¥535 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,772	¥819	¥1,952
Tools, furniture and fixtures	3,064	1,898	1,166
Other intangible assets	592	366	225
Total	¥6,429	¥3,084	¥3,345

(2) Future lease payment at the interim balance sheet date

Due within one year

¥979 million

Due over one year

¥2,365 million

  Total

¥3,345 million

Note: Due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥1,161 million

Depreciation

¥1,161 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2001

Future lease payments

Due within one year

¥218 million

Due over one year

994 million

     Total                                       ¥1,213 million

Six months ended September 30, 2002

Future lease payments

Due within one year

¥216 million

Due over one year

834 million

 Total

¥ 1,050 million

Year ended March 31, 2001

Future lease payments

Due within one year

¥337 million

Due over one year

932 million

       Total

¥1,270 million

3. Operating leases (Lessor)

Six months ended September 30, 2001

Future lease payments

Due within one year

¥3 million

Due over one year

22 million

       Total

¥26 million

Six months ended September 30, 2002

Future lease payments

Due within one year

¥18 million

Due over one year

100 million

Total

¥118 million

Year ended March 31, 2002

Future lease payments

Due within one year

¥19 million

Due over one year

119 million

       Total

¥139 million

Notes to MARKETABLE SECURITIES

1. Held-to-Maturity Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30, 2001			Six-months ended September 30, 2002			Year ended March 31, 2002
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	142	143	0	59	59	(0)	143	142	(0)
Total	142	143	0	59	59	(0)	143	142	(0)

2. Other Marketable Securities with fair value

	Japanese yen (Millions)
	Six-months ended September 30,2001			Six-months ended September 30,2002			Year ended March 31, 2002
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
Equity securities	9,261	7,522	(1,738)	6,919	6,935	15	6,809	6,290	(519)
Bonds
Government and local bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	37	39	2	35	36	1	37	38	1
Others	-	-	-	-	-	-	-	-	-
Other securities	1,287	1,089	(198)	157	130	(27)	309	254	(54)
Total	10,586	8,652	(1,934)	7,113	7,102	(10)	7,156	6,583	(572)

3. Marketable Securities not practicable to fair value

	Japanese yen (Millions unless indicated)
	Six months ended September 30	Six months ended September 30	Year ended March 31
	2001	2002	2002
Held-to-maturity bonds	0	0	0
Other securities
Unlisted stock (excluding the over-the-counter stock)	745	320	429
Unlisted foreign stock	-	75	82
Unlisted foreign bonds	110	-	-
Money Management Funds	1,446	-	-
Medium-term government bond funds	302	-	-
Discount bank debentures	9	9	9
Others	348	603	578

Notes to DERIVATIVE INSTRUMENTS

Condition of Agreements for Derivative Instruments, Fair Values and Unrealized Gain or Loss

As of September 30, 2001

Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	100	100	(0)
Interest rates	Interest cap transactions	3,000	0	-
	Interest swaps
	Fluctuating receivables, fixed payables	1,000	(9)	(9)
Total		4,100	90	(9)

Notes:

1. Fair values are based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of September 30, 2002

Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	U.S. dollars	677	682	13
	Euro	38	40	1
	Sale
	U.S. dollars	46	46	(0)
Interest rates	Interest cap transactions	3,000	0	-
Total		3,762	769	14

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

As of March 31, 2002

Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	Purchase
	Euro	34	35	1
	Sale
	U.S. dollars	16	16	0
Interest rates	Interest cap transactions	3,000	0	-
Total		3,051	52	1

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above amounts.

Notes to SEGMENT INFORMATION

1) Business segment information

	Japanese yen (Millions)
	Six months ended September 30, 2001
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥68,605	¥18,309	¥18,832	¥29,426	135,174	-	¥135,174
Intersegment	19	30	5,388	293	5,731	(¥5,731)	-
Total	68,625	18,339	24,221	29,719	140,905	(5,731)	135,174
Operating expenses	62,694	18,413	23,882	28,006	132,996	(4,013)	128,983
Operating income	¥5,930	(¥74)	339	¥1,713	¥7,908	(¥1,717)	¥6,190

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥83,604	¥18,960	¥15,571	¥28,588	¥146,724	-	¥146,724
Intersegment	3	4	3,906	271	4,186	(¥4,186)	-
Total	83,608	18,965	19,478	28,859	150,911	(4,186)	146,724
Operating expenses	74,517	19,178	18,541	26,747	138,984	(2,592)	136,391
Operating income	¥9,090	(¥213)	¥936	¥2,112	¥11,927	(¥1,593)	¥10,333

	Japanese yen (Millions)
	Year ended March 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	-	¥281,069
Intersegment	100	37	9,841	559	10,539	(¥10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	¥15,747	(¥503)	¥1,507	2,867	¥19,619	(¥3,412)	¥16,206

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors, brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adaptors, power transmission equipment

(4) Other: Pivot assemblies, automobile components, electronic components, service etc.

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30,		Year ended March 31,
	2001	2002	2002
Amount of unallocated expenses included in Elimination/Corporate	¥1,310	¥1,194	¥2,433	Expenses derived from the over-head department of the parent company’s administration and accounting divisions

4. Changes in accounting policy

 (Six months ended September 30, 2001)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower of cost or market method as from this period.

The effects of this change were to increase operating expenses and to decrease operating income in the “Machinery and power supplies“ segment by ¥ 40 million, respectively, as compared with the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the straight-line method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Small precision motors” segment by ¥18 million, and in the “other” segment by ¥34 million, respectively, as compared with the case under the previous method.

 (Year ended March 31, 2002)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower of cost or market method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Machinery and power supplies“ segment by ¥ 34 million, respectively, as compared with the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the straight-line method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Small precision motors” segment by ¥35 million, and in the “other” segment by ¥96 million, respectively, as compared with the case under the previous method.

2) Geographic segment information

	Japanese yen (Millions)
	Six months ended September 30, 2001
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥87,943	¥5,320	¥39,244	¥2,665	135,174	-	¥135,174
Intersegment	33,107	371	48,609	9	82,098	(¥82,098)	-
Total	121,051	5,692	87,854	2,675	217,273	(82,098)	135,174
Operating expenses	117,130	5,936	83,898	2,603	209,570	(80,586)	128,983
Operating income	¥3,920	(¥244)	¥3,955	¥71	¥7,703	(¥1,512)	¥6,190

	Japanese yen (Millions)
	Six months ended September 30, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥89,074	¥4,608	¥49,818	¥3,223	¥146,724	-	¥146,724
Intersegment	40,157	573	62,118	100	102,949	(¥102,949)	-
Total	129,232	5,181	111,937	3,323	249,674	(102,949)	146,724
Operating expenses	123,544	5,033	105,868	3,252	237,699	(101,308)	136,391
Operating income	¥5,687	¥148	¥6,068	¥70	¥11,974	(¥1,641)	¥10,333

	Japanese yen (Millions)
	Year ended March 31, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	-	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(¥189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	¥9,542	(¥611)	¥10,514	¥138	¥19,583	(¥3,376)	¥16,206

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Six months ended September 30		Year ended March 31,
	2001	2002	2002
Amount of unallocated expenses included in Elimination/Corporate	¥1,310	¥1,194	¥2,433	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

4. Changes in accounting policy

(Six months ended September 30, 2001)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower of cost or market method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan“ segment by ¥ 40 million, respectively, as compared with the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the straight-line method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan” segment by ¥52 million, respectively, as compared with the case under the previous method.

(Year ended March 31, 2002)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower of cost or market method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan“ segment by ¥ 34 million, respectively, as compared with the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the straight-line method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan” segment by ¥131 million, respectively, as compared with the case under the previous method.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Six months ended September 30, 2001
	North America	Asia	Other	Total
Overseas sales	¥4,504	¥60,232	¥5,057	¥69,794
Consolidated sales	-	-	-	135,174
Overseas sales to consolidated sales	3.3%	44.6%	3.7%	51.6%

	Japanese yen (Millions), %
	Six months ended September 30, 2002
	North America	Asia	Other	Total
Overseas sales	¥4,923	¥74,814	¥4,216	¥83,951
Consolidated sales	-	-	-	146,724
Overseas sales to consolidated sales	3.3%	51.0%	2.9%	57.2%

	Japanese yen (Millions), %
	Year ended March 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to consolidated sales	3.9%	49.0%	2.7%	55.6%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

(Information regarding “earnings per share” )

Interim period from April 1 to September 30, 2001	Interim period from April 1 to September 30, 2002	Fiscal year from April 1, 2001 to March 31, 2002
Net asset value per share is ¥1,265.47. Net income per share (common) of the interim period is ¥15.96. Net income per share (diluted) of the interim period is ¥15.57.

Net asset value per share is ¥1,387.74.

Net income per share (common) of the interim period is ¥41.17.

Net income per share (diluted) of the interim period is ¥39.41.

(Additional information)

Earnings per share is now adjusted pursuant to the stipulation of the “Standard of Accounting Concerning Earnings per Share” (Financial Accounting Standards No.2), and “A Guideline for Applying the Standard of Accounting Concerning Earnings per Share” (A Guideline for Applying the Standard of Accounting No. 4), (Accounting Standards Board of Japan, ASBJ).

EPSs of previous interim period and financial year, if adjusted in accordance with the above mentioned Standard and Guideline are as follows:

(Interim period from April 1 to September 30, 2001)

Net asset value per share ¥1,265.47

Net income (interim) per share (common)  ¥15.96

Net income (interim) per share (diluted)   ¥15.57

(Year ended March 31, 2002)

Net asset value per share ¥1,408.87

Net income per share (common)

¥100.72

Net income per share (diluted)

¥96.19

Net asset value per share is ¥1,408.87. Net income per share (common) is ¥101.67. Net income per share (diluted) is ¥97.09.

(Note) Figures used in calculating interim net income per share (common, diluted) are as follows;

	Interim period from April 1 to September 30, 2001	Interim period from April 1 to September 30, 2002	Fiscal period from April 1, 2001 to March 31, 2002
Interim net income per share (common)
Interim net income (¥ million)	-	2,616	-
Interim net income, not attributable to shareholders of common share (¥ million)	-	-	-
Interim net income, attributable to shareholders of common share (¥ million)	-	2,616	-
Average shares for the interim period ended September 30 (thousand shares)	-	63,565	-
Interim net income per share (diluted)
Adjustment of Interim net income (¥ million)	-	32	-
Interest payment and administrative cost in above adjustment (after taxes) (¥ million)	-	32	-
Decrease of profit attributable to the Parent company due to dilutive effect of subsidiary. (¥ million)	-	(0)	-
Increase of the number of common shares (thousand)	-	3,659	-
As a result of conversion of convertible bond in above increase (thousand)	-	3,659	-
Shares excluded from the calculation of EPS (interim and financial year) because of not having dilutive effect.	-	-	-

(Subsequent event)

Interim period from April 1 to September 30, 2001	Interim period from April 1 to September 30, 2002	Fiscal year from April 1, 2001 to March 31, 2002
-	-

At the annual shareholders’ meeting on June 26,2002, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting and before the closing of the next shareholders’ meeting.

-	-	At the annual shareholders’ meeting on June 26,2002, it was resolved that Nidec would start a stock option plan, pursuant to Article 280-20 and 280-21 of the Commercial Code.

(2) Other

Not available

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	(¥ Millions)
Assets	September 30		September 30		March 31
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥15,711		¥18,302		¥17,590
Notes receivable	4,761		2,058		6,222
Accounts receivable	28,411		36,707		35,947
Inventories	2,581		2,566		2,629
Deferred income taxes	716		-		1,529
Short-term loans to affiliates	2,228		-		2,329
Other receivables	6,168		5,159		5,545
Other current assets	310		4,934		177
Allowance for doubtful accounts	(189)		(218)		(231)
Total current assets	60,702	39.6	69,510	41.7	71,740	43.4
Fixed assets:
Tangible assets	18,845		20,259		17,375
Buildings	5,072		4,491		4,202
Machinery and equipment	2,217		1,584		1,706
Land	8,884		10,168		8,884
Other tangible assets	2,669		4,015		2,581
Intangible assets	524		424		464
Investments and other assets	73,271		76,455		75,672
Investment securities	5,855		5,269		5,015
Investment securities of affiliates	58,554		61,378		60,796
Deferred income taxes	1,961		-		2,687
Other (investments)	7,538		10,299		7,929
Allowance for doubtful accounts	(637)		(491)		(756)
Total fixed assets	92,641	60.4	97,139	58.3	93,512	56.6
Total assets	153,343	100.0	166,650	100.0	165,253	100.0

					(¥ Million)
Liabilities and Shareholders’ Equity	September 30		September 30		March 31
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Current liabilities
Notes payable	¥3,556		¥3,778		¥4,353
Accounts payable	16,018		21,954		19,317
Short-term borrowings	20,480		21,527		21,574
Current portion of Convertible bonds	-		10,156		9,820
Income taxes payable	339		-		2,486
Accrued bonuses to employees	722		826		718
Notes payable for construction	97		-		9
Other current liabilities	4,190		4,162		4,682
Total current liabilities	45,404	29.6	62,406	37.5	62,962	38.1
Non-current liabilities
Convertible bonds	24,165		13,978		14,324
Long-term debt	2,754		1,723		2,455
Accrued severance and benefit costs	277		939		385
Accrued retirement benefit to directors	470		520		502
Others	-		31		-
Total fixed liabilities	27,667	18.1	17,193	10.3	17,666	10.7
Total liabilities	73,071	47.7	79,599	47.8	80,628	48.8

Shareholders’ equity
Common stock	26,458	17.2	-	-	26,468	16.0
Additional paid-in capital	26,323	17.2	-	-	26,333	15.9
Legal reserve l	720	0.5	-	-	720	0.4
Revaluation reserve	(700)	(0.5)	-	-	(700)	(0.4)
Retained earnings	28,211	18.4	-	-	32,016	19.4
Reserve for general purpose	23,450		-		23,450
Unappropriated retained earnings	4,761		-		8,566
Net unrealized loss on securities	(740)	(0.5)	-	-	(205)	(0.1)
Treasury stock	-	-	-	-	(9)	(0.0)
Total shareholders’ equity	80,272	52.3	-	-	84,624	51.2

Shareholders’ equity (based on revised rule)
Common stock	-	-	26,473	15.9	-	-
Additional paid-in capital	-	-	26,348	15.8	-	-
Retained earnings	-	-	34,999	21.0	-	-
Legal reserve l	-		720		-
Reserve for general purpose	-		29,050		-
Unappropriated retained earnings	-		5,228		-
Land revaluation reserve	-	-	(701)	(0.4)	-	-
Net unrealized loss on securities	-	-	(47)	(0.1)	-	-
Treasury stock	-	-	(21)	(0.0)	-	-
Total shareholders’ equity	-	-	87,050	52.2	-	-
Total liabilities and shareholders’ equity	153,343	100.0	166,650	100.0	165,253	100.0

(2) Non-consolidated Statements of Income

	(¥ Millions)
	September 30,				March 31,
	2001		2002		2002
	Amount	%	Amount	%	Amount	%
Net sales	¥53,202	100.0	¥66,153	100.0	¥124,884	100.0
Cost of sales	48,397	91.0	58,939	89.1	112,548	90.1
Gross profit	4,805	9.0	7,214	10.9	12,335	9.9
Selling, general and administrative expenses	3,929	7.4	4,731	7.1	8,234	6.6
Operating income	875	1.6	2,483	3.8	4,100	3.3
Other income	3,981	7.5	3,763	5.7	8,336	6.7
Other expenses	1,051	1.9	2,213	3.4	1,195	1.0
Recurring profit	3,805	7.2	4,033	6.1	11,242	9.0
Extraordinary gains	27	0.0	36	0.1	1,649	1.3
Extraordinary losses	982	1.8	122	0.2	3,758	3.0
Income before income taxes	2,850	5.4	3,947	6.0	9,132	7.3
Income taxes (Current)	429	0.8	379	0.6	3,881	3.1
Income taxes (Deferred)	(135)	(0.2)	693	(1.1)	(2,065)	(1.7)
Net income	¥2,557	4.8	¥2,874	4.3	¥7,316	5.9
Retained earnings brought forward from previous period	2,203		2,270		2,203
Unappropriated retained earnings from acquired company	-		82		-
Reversal of Land revaluation reserve	-		1		-
Dividend for the period	-		-		953
Unappropriated retained earnings for the period	¥4,761		¥5,228		¥8,566

Important Items Regarding the Basis of Preparation of Financial Statements

Previous Fiscal Period (From April 1 to September 30, 2001)

1. Valuation method of assets

(1) Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

Stated at fair value based on market price at end of the period. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 3 to 50 years

Machinery and vehicles 6 to 7 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2001, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts, interest cap and interest swaps transactions

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. With regard to interest swaps and interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

Current Fiscal Period (From April 1 to September 30, 2002)

1. Valuation method of assets

(1) Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

Stated at fair value based on market price at end of the period(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery and vehicles 7 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life  (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2002, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts, interest cap transactions

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. With regard to interest swaps and interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

(Additional note)

[“Accounting Standards on Treasury Stock and the Reversal of Legal Reserves” (Financial Accounting Standards No.2) (Accounting Standard Board of Japan) have been applied to our current non-consolidated interim financial statements. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”, the shareholder’s equity section of these interim consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Interim Financial Statements”.

As a result of this change, the treasury stock included in the “current assets” account in the previous interim period (¥ 0 million) is now accounted as a deductible item from the capital account.]

Previous Fiscal Year (From April 1, 2001 to March 31, 2002)

1. Valuation method of assets

(1) Securities

A. Held-to-maturity securities: Amortized cost method

B. Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

C. Other securities with fair value:

Stated at fair value based on market price at end of the period. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

(2) Derivatives: Stated at fair value

(3) Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower of cost or market with cost determined using the moving average method

Supplies:

Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

Major economic lives of tangible fixed assets are as follows;

Buildings and structures 3 to 50 years

Machinery and vehicles 6 to 7 years

(2) Intangible fixed assets: Straight-line method

Goodwill is amortized on the straight-line method over five years that applied to the Japanese Commercial Code with its maximal length.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors

Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2002, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by allowed treatment under certain conditions.

(2) Method and object of hedge

Method of hedge

Forward exchange contracts, interest cap and swaps transactions

Object of hedge

Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(3) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluation of effectiveness of hedge accounting

With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. With regard to interest swaps and interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

(Additional note)

[Treasury stock that was included in the “current assets” account in the previous financial year (¥ 0 million) is now represented in shareholders’ equity pursuant to the amendment of the concerned ordinance.]

Change of representation of accounts in the non-consolidated balance sheets

As of September 30, 2001	As of September 30, 2002
-

(Non-consolidated interim balance sheets)

1. “Deferred income taxes” as current assets, and “Short-term loans to affiliates” which were both independently represented up through the previous interim statements, are included in “Other current assets”, because they are now less than 5% of total assets. They are ¥1,107 million and ¥2,729 million, respectively, as of September 30,2002.

-

2. “Deferred income taxes” as investment assets and other which was independently represented up through the previous interim statements, is included in “Other (investments)”, because it is now less than 5% of total assets as of September 30, 2002. It is ¥2,834 million as of September 30, 2002.

-

3. “Income taxes payable” and “Notes payable for construction” which were independently represented up through the previous interim statements, are included in “Other current liabilities (Others)” because they are now less than 5% of the total assets. They are ¥245 million and ¥91 million, respectively, as of September 30, 2002.

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Accumulated depreciation of tangible assets	¥11,277	¥12,064	¥10,107

2. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Investment in securities	¥1,752	¥1,544	¥1,474
Secured liabilities with respect to the foregoing:
Long-term debt	¥1,400	¥950	¥1,400

(In which, current portion of long-term debt)	(¥450)	(¥450)	(¥450)

3. Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Amount of debt securities from bank loans	¥10,231	¥10,297	¥11,933
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd	(US$4,800 th.) 573 (TB1,218,983 th.) 3,279	(US$22,425 th.) 2,749 (TB733,983 th.) 2,077	(US$21,300 th.) 2,838 (TB853,983 th.) 2,613
Nidec (Dalian) Limited	(US$7,500 th.) 895	(US$4,000 th.) 490	(US$6,000 th.) 799
Nidec America Corporation	(US$5,440 th.) 649	(US$4,225 th.) 517	(US$6,000 th.) 799
Nidec Philippines Corporation	(US$18,000 th.) 2,149 312	(US$27,000 th.) 3,310 312	(US$18,000 th.) 2,398 312
Nidec Precision Philippines Corporation	-	300	-
Nidec Tosok (Vietnam) Co., Ltd.	(US$4,752 th.) 567 150	(US$1,996 th.) 244	(US$2,800 th.) 373 167
Nidec Shibaura (Zhejiang) Co., Ltd.	(US$1,900 th.) 226 155	(US$459 th.) 56 238	(US$1,101 th.) 146 245
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	(US$375 th.) 44 (TB 2,597 th.) 6	-	(US$200 th.) 26
Nidec Singapore Pte. Ltd.	(S$ 13 th.) 0	-	-
(Other)
East Pacific Funding Corporation, Tokyo Branch Office	¥1,221	-	¥1,213

4. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation has been shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of arriving at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991), with reasonable adjustments made to it.

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and current quotation as of September 30,2001

¥465 million

The difference between revalued book amount and current quotation as of September 30,2002

¥1,091 million

The difference between revalued book amount and current quotation as of March 31,2002

¥465 million

5. Handling of consumption tax

As of September 30, 2001

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of September 30, 2002

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

As of March 31, 2002

After offsetting, temporary payment and receipt of consumption taxes are included in ‘Other receivables’ in current assets.

6. Matured notes on the last day of fiscal (interim) year

As of September 30, 2001

Since financial institutions were not open on the last day of the fiscal year, Nidec Corporation settled such notes on the note clearance day. The amounts of matured notes dealt with on the last day of the accounting period are as follows:

Notes settled on note clearance day:

The following amounts are included in the consolidated balance sheets:

Notes receivable:

¥350 million

As of September 30, 2002

Not available

As of March 31, 2002

Since financial institutions were not open on the last day of the fiscal year, Nidec Corporation settled such notes on the note clearance day. The amounts of matured notes dealt with on the last day of the accounting period are as follows:

Notes settled on note clearance day:

The following amounts are included in the consolidated balance sheets:

Notes receivable:

¥603 million

Note to Non-Consolidated Statements of Income

1. Major items of other income

As of September 30, 2001

Interest income:

¥  192 million

Dividend income:

¥ 3,561 million

As of September 30, 2002

Interest income:

¥   74 million

Dividend income:

¥ 3,396 million

As of March 31, 2002

Interest income:

¥  278 million

Dividend income:

¥ 6,484 million

Foreign currency transaction gains:

¥ 1,146 million

2. Major items of other expenses

As of September 30, 2001

Interest expenses:

¥  279 million

Discount allowed:

¥   45 million

Interest on corporate bonds:

¥   56 million

Foreign currency transaction loss:

¥  346 million

As of September 30, 2002

Interest expenses:

¥  106 million

Interest on corporate bonds:

¥   56 million

Foreign currency transaction Loss:

¥ 1,888 million

As of March 31, 2002

Interest expenses:

¥  457 million

Discount allowed:

¥   46 million

Interest on corporate bonds:

¥  113 million

NYSE listing expense:

¥  470 million

3. Major items of extra ordinary income

As of September 30, 2001

Gain on sale of investment in affiliates:

¥  23 million

As of September 30, 2002

Gain on sale of investment in affiliates:

¥  11 million

Gain on reversal of allowance for doubtful accounts:

¥ 20 million

As of March 31, 2002

Gain on sale of investment in affiliates:

¥  23 million

Recovery of loss on the investment of Princeton Notes:

¥ 1,618 million

4. Major items of extra ordinary loss

As of September 30, 2001

Loss on restructuring business:

¥  779 million

( Distribution )

 Loss on write-down of investment in affiliate:

¥  591 million

 Bad debt allowance for affiliate:

¥  145 million

 Other:

¥   42 million

As of September 30, 2002

Loss on disposal of machinery:

¥   41 million

Loss on disposal of tools, furniture and fixtures:

¥ 16 million

Loss on sale of investment securities:

¥ 60 million

As of March 31, 2002

Loss on disposal of buildings:

¥  662 million

Loss on disposal of machinery:

¥  180 million

Loss on write-down of investment securities:

¥ 1,868 million

Loss on restructuring business:

¥  779 million

( Distribution of "Loss on restructuring business" )

Loss on write-down of investment in affiliate:

¥  591 million

Bad debt allowance for affiliate:

¥  264 million

Other:

¥   41 million

5. Depreciation amount

	Japanese yen (Millions)
	As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Tangible assets	744	608	1,499
Intangible assets	67	72	139

Notes to Leases

1. Financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees

Six months ended September 30, 2001

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Tools, furniture and fixtures	1,015	521	493
Software	349	227	121
Total	¥1,364	¥749	¥615

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payments at the interim balance sheet date

Due within one year

¥264 million

Due over one year

351 million

  Total

¥615 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥140 million

Depreciation

¥140 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Six months ended September 30, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥56	¥35	¥21
Tools, furniture and fixtures	1,087	582	504
Software	273	209	63
Total	¥1,416	¥827	¥589

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments are include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date.

Due within one year

¥264 million

Due over one year

¥325 million

  Total

¥589 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥156 million

Depreciation

¥156 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥56	¥30	¥25
Tools, furniture and fixtures	1,034	584	450
Software	359	263	96
Total	¥1,450	¥878	¥572

Note:

With regard to leased property costs, due to the low proportion of future lease payments in tangible assets at the year-end balance sheet date, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year

¥270 million

Due over one year

¥302 million

  Total

¥572 million

Note:

Due to the low proportion of future lease payments in tangible assets at the interim balance sheet date, future lease payments include the imputed interest expense portion

(3) Lease payments and depreciation

Lease payments

¥311 million

Depreciation

¥311 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Six months ended September 30, 2001

Future lease payments

Due within one year

¥ - million

Due over one year

- million

       Total

     ¥ - million

Six months ended September 30, 2002

Future lease payments

Due within one year

¥3 million

Due over one year

6 million

 Total

¥ 9 million

Year ended March 31, 2002

Future lease payments

Due within one year

¥3 million

Due over one year

7 million

       Total

¥11 million

Notes To Marketable Securities

As of September 30, 2001

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥41,765	¥39,035	(¥2,729)
Investment in affiliates	-	-	-
Total	¥41,765	¥39,035	(¥2,729)

As of September 30, 2002

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,476	¥53,919	¥11,442
Investment in affiliates	-	-	-
Total	¥42,476	¥53,919	¥11,442

As of March 31, 2002

Marketable Securities of Subsidiaries and Affiliates

	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,239	¥48,707	¥6,468
Investment in affiliates	-	-	-
Total	¥42,239	¥48,707	¥6,468

(Subsequent event)

Interim period from April 1 to September 30, 2001	Interim period from April 1 to September 30, 2002	Fiscal period from April 1, 2001 to March 31, 2002
-	-

At the annual shareholders’ meeting on June 26,2002, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting and before the closing of the next shareholders’ meeting.

-	-	At the annual shareholders’ meeting on June 26,2002, it was resolved that Nidec would start a stock option plan, pursuant to Article 280-20 and 280-21 of the Commercial Code.

(2) Other

Resolution of interim dividend

On October 29, 2002, the board of directors of Nidec Corporation resolved to pay interim dividend.

Dividend amount: ¥635 million

Dividend per share: ¥10.00

Section 6  Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2002 and December 16, 2002.

(1) "Yukashoken-hokokusyo (Financial Statement Report)" and its attachments

Accounting period: From April 1, 2001 to March 31, 2002

Filing date: June 27, 2002

(2) "Jikokabuken kaitsukejokyo-hokokusyo (Report on Treasury Stock)"

(a) Period covered in the report: From June 26, 2002 to June 30, 2002

   Filing date: July 15, 2002

(b) Period covered in the report: From July 1, 2002 to July 31, 2002

   Filing date: August 9, 2002

(c) Period covered in the report: From August 1, 2002 to August 31, 2002

   Filing date: September 9, 2002

(d) Period covered in the report: From September 1, 2002 to September 30, 2002

   Filing date: October 7, 2002

(e) Period covered in the report: From October 1, 2002 to October 31, 2002

   Filing date: November 8, 2002

(f) Period covered in the report: From November 1, 2002 to November 30, 2002

   Filing date: December 9, 2002

Chapter 2  Information on guarantors

 None

(Translation in English)

Independent Accountants Report

December 13, 2002

Mr. Shigenobu Nagamori

President & Representative Director

Nidec Corporation

                                         ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows of Nidec Corporation for the interim accounting period (from April 1, 2002 to September 30, 2002) of the fiscal year from April 1, 2002 to March 31, 2003, included in “Accounting Information” section, to provide our opinion in accordance with article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted interim auditing standards and have carried out the procedures that should normally be performed during the course of an interim audit.  In accordance with the section 2 of the Interim Auditing Procedures for Interim Financial Statements, we have omitted certain auditing procedures that would normally be applied in an audit of annual financial statements.  In respect of the accounts of the consolidated subsidiaries and the affiliates, we have carried out procedures principally consisting of analytical procedures, inquiries of company personnel and review of significant documents in accordance with the section 3 of the Interim Auditing Procedures for Interim Financial Statements.

As a result of our “review”, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accepted accounting principles for the preparation of interim consolidated financial statements and are consistent with the basis applied in the previous fiscal year, and that the disclosures within the interim consolidated financial statements have been prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No 24, 1999)”.

Accordingly, in our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Nidec Corporation and its consolidated subsidiaries as of September 30, 2002 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2002 to September 30, 2002).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(Translation in English)

Independent Accountants Report

December 10, 2001

Mr. Shigenobu Nagamori

President & Representative Director

Nidec Corporation

                                                                                 ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of retained earnings and interim consolidated statement of cash flows of Nidec Corporation for the interim accounting period (from April 1, 2001 to September 30, 2001) of the fiscal year from April 1, 2001 to March 31, 2002, included in “Accounting Information” section, to provide our opinion in accordance with article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted interim auditing standards and have carried out the procedures that should normally be performed during the course of an interim audit.  In accordance with the section 2 of the Interim Auditing Procedures for Interim Financial Statements, we have omitted certain auditing procedures that would normally be applied in an audit of annual financial statements.  In respect of the accounts of the consolidated subsidiaries and the affiliates, we have carried out procedures principally consisting of analytical procedures, inquiries of company personnel and review of significant documents in accordance with the section 3 of the Interim Auditing Procedures for Interim Financial Statements.

As a result of our “review”, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accepted accounting principles for the preparation of interim consolidated financial statements and are consistent with the basis applied in the previous fiscal year, except for the changes described in the next paragraph, and that the disclosures within the interim consolidated financial statements have been prepared in accordance with the “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements (Ministry of Finance Ordinance No 24, 1999)”.

As discribed in note 4 (1) (c) of BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS, Nidec-Shimpo Corporation and two other consolidated subsidiaries changed their accounting method for inventory valuation from the cost method to the lower of cost or market method effective September 30, 2001.  In our opinion, this change was based on reasonable justification  as the change was made to further strengthen financial structures through a timley reflection  on the drop in sales price for a short period due to the severe price competition.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ￥40 million. The effects on segment information are as stated in note 4 (1) to Business Segment Information and in note 4 (1) to Geographic Segment Information.

As described in note 4 (2) (a) of BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS, Nidec Tosok Corporation’s factory in Yamanashi prefecture changed its depreciation method from the straight-line method, excluding buildings to the declining balance method effective September 30, 2001. In our opinion, this change was based on reasonable justification as the change was made to reflect periodic income and expenses more appropriately and conform the depreciation method except for buildings on a consolidation basis due to the remarkable increase in production output, the high capacity-operating rate and the fast return of capital invested.

By the effects of this change, depreciation expense increased by ￥55 million and operating income, recurring profit and net income before income taxes decreased by ￥52 million each, as compared with the case on which the previous method was adopted. The effects on segment information are as stated in note 4 (2) to Business Segment Information and in note 4 (2) to Geographic Segment Information.

Accordingly, in our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Nidec Corporation and its consolidated subsidiaries as of September 30, 2001 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2001 to September 30, 2001).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: January  21, 2003

                        By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning